Exhibit 99.5

(A free translation of the original in Portuguese) AGFA - Comércio, Administração e Participações Ltda. Report on the net book equity value based on the accounting records at August 31, 2020

(A free translation of the original in Portuguese) Report on the net book equity value based on the accounting records To the Shareholders and Management AGFA - Comércio, Administração e Participações Ltda. Information on the audit firm 1PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1,400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated November 1st, 2019, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 152,080, at January 21, 2020, represented by its undersigned partner, Mr. Daniel Vinícius Fumo, Brazilian, married, accountant, holder of Identity Card no 32.080.643-1 enrolled in the Individual Taxpayers Register (CPF) under no 227.040.578-18 and the Regional Accounting Council of the State of São Paulo under no 1SP256197/O-9, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of AGFA - Comércio, Administração e Participações Ltda. ("Company") at August 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2The objective of the report of the net book equity value at August 31, 2020 of AGFA - Comércio, Administração e Participações Ltda. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. 2 of 5 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, F: +55 (11) 3674 2000, www.pwc.com.br

AGFA - Comércio, Administração e Participações Ltda. Scope of the work and responsibility of the independent auditors 4Our responsibility is to express a conclusion on the net book equity value of the Company at August 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6Based on the work performed, we conclude that the amount of R$ 29,583,384.64, according to the balance sheet at August 31, 2020, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of AGFA - Comércio, Administração e Participações Ltda. according to accounting practices adopted in Brazil. São Paulo, October 6, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Daniel Vinícius Fumo Contador CRC 1SP256197/O-9 3 of 5

Attachment I to report on the net book equity value based on the accounting records issued on October 6, 2020 AGFA - Comércio, Administração e Participações Ltda. Balance sheet at August 31, 2020 (A free translation of the original in Portuguese) ASSET Brazilian Reais LIABILITIES Brazilian Reais NON-CURRENT Investment in subsidiary29,146,548.47 Total non-current29,146,548.47 EQUITY TOTAL ASSET29,585,682.26TOTAL LIABILITIES AND EQUITY29,585,682.26 * This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of AGFA - Comércio, Administração e Participações Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated October 6, 2020.

Attachment II to report on the net book equity value based on the accounting records issued on October 6, 2020 AGFA - Comércio, Administração e Participações Ltda. Notes to the balance sheet at August 31, 2020 In Reais, unless otherwise stated(A free translation of the original in Portuguese) 1.Basis of preparation and summary of the significant accounting policies The balance sheet at August 31, 2020 was prepared with the objective of report of the net book equity value of the AGFA - Comércio, Administração e Participações Ltda. (“Entity”), to be used in the merger into Suzano S.A. The balance sheet at August 31, 2020 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1.Cash and cash equivalents Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk in value. 1.2.Investment in Subsidiary Comprises the investment balance of 28.8% of the equity interest of Companhia Facepa - Fábrica de Comércio de Papel da Amazônia S.A. The investment is valued using the equity method, the investment of which is initially recognized at acquisition cost and subsequently adjusted for changes in the investee's net assets. 1.3Share capital These all quotas are classified under shareholders' equity, at cost. *** This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records AGFA - Comércio, Administração e Participações Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated October 6, 2020.